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07007393

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SEC FILE NUMBER
8-48182

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2006 (MM/DD/YY) AND ENDING 01/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GLC SECURITIES CORP.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
104 WEST 40TH STREET 16th FLOOR
(No. and Street)

NEW YORK	**NY**	**10018**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward A. McCabe **(212) 697-57-53**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last, first, middle name)

80 BROAD STREET, SUITE 1901	**NEW YORK**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 19 2007
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **Edward A. McCabe**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **GLC Securities Corp.**, as of **January 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THE FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION OF THE COMPANY ARE MADE AVAILABLE TO ALL OF THE COMPANY MEMBERS AND ALLIED MEMBERS OF THE NEW YORK STOCK EXCHANGE, INC.

NICOLE CICCARELLI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CI6131916
Qualified in Richmond County
My Commission Expires August 22, 2009

Signature
Edward A. McCabe

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

GLC SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2007

GLC SECURITIES CORP.

INDEX

Contents | Page



KAUFMANN, GALLUCCI & GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors Report

To the Board of Directors
GLC Securities Corp.
New York, New York

We have audited the accompanying statement of financial condition of GLC Securities Corp. (the "Company"), as of January 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GLC Securities Corporation as of January 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

March 8, 2007

Kaufmann Gallucci & Grumer LLP

80 Broad Street, Suite 1901 • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

GLC SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2007

ASSETS

Cash	$	569
Accounts receivable		222,162
Secured demand note		400,000
Prepaid expenses and other assets		20,857
Due from affiliates		102,559
TOTAL ASSETS	$	746,147

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Bank overdraft	$	16,398
Accounts payable and accrued expenses		128,402
Accrued interest		45,334
		190,134
Subordinated loan payable		402,666
TOTAL LIABILITIES		592,800
Stockholder's equity		153,347
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	746,147

The accompanying notes are an integral part of this financial statement.

GLC SECURITIES CORP.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2007

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

GLC Securities Corp. was incorporated during February 1999 under the laws of the State of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly owned subsidiary of Gruppo, Levey Holdings Inc. ("GLH"). The Company provides investment-banking services and specializes in advising companies undertaking mergers, acquisitions, sales or divestitures.

The revenues from one customer amounted to 57% of total revenues during the fiscal year ended January 31, 2007. Management considers the company to be an "M&A Advisory Firm" focused on a select market and therefore will have limited number of engagements in any year.

The Company is dependent on its parent company and their affiliates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company records income related to investment banking and advisory activities as earned and incurred, respectively. The Company may receive its fees in the form of securities, which are recorded at fair value on the date they are earned.

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those amounts.

NOTE 3 - SECURED DEMAND NOTE

The Company holds a Secured Demand Note. The note is payable to the Company on demand and does not bear interest. The note is collateralized by cash equivalents and marketable equity securities with an aggregate market value of approximately $649,000 at January 31, 2007.

GLC SECURITIES CORP.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION (continued)
JANUARY 31, 2007

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At January 31, 2007, there was a Subordinated Loan Agreement outstanding in the amount of $400,000. The obligation was funded by the secured demand note in the amount of $400,000, which is described in Note 3. The note bears interest at the rate of 4 percent per annum. Under the terms of the subordination agreement, interest up to a total of $49,333 shall also be considered as additional capital for purposes of computing net capital (Note 7).

During the fiscal year ended January 31, 2007, the Company amended the Subordinated Loan Agreement to extend the original maturity to February 10, 2010. At January 31, 2007, subordinated interest that is accrued and payable amounted to $2,666.

From February 13, 2004, the date the loan was approved until November 29, 2006, the date of the amendment, $45,333 in unpaid interest had accumulated. This amount is no longer subordinated and has been recorded as interest payable in the statement of financial condition.

NOTE 5 - RELATED PARTY TRANSACTIONS

The statement of financial condition discloses account balances with related parties. In addition to those transactions, the Subordinated Loan Agreement and the related Secured Demand Note that are described in Notes 3 and 4 are arrangements that the Company has entered into with an affiliated entity.

NOTE 6 - INCOME TAXES

The Company's results from operations are included in the consolidated federal income tax return returns filed by the Parent. It is the Parent's policy to allocate a provision for taxes to the Company based on the tax that would have been determined on a separate tax return basis. Benefits to the extent available in the consolidated group are credited to the Company.

GLC SECURITIES CORP.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION (continued)
JANUARY 31, 2007

NOTE 6 - INCOME TAXES (continued)

Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized. At January 31, 2007, the Company had a total net operating loss carryforward of approximately $1,900,000 which, if carried forward by the consolidated tax group, will expire in 2026. The Company has a deferred tax asset of approximately $760,000 related to net operating loss carry forwards. However, a valuation allowance in the amount of $760,000 was recorded by the Company, at January 31, 2007 for financial reporting purposes.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At January 31, 2007, the Company's net capital amounted to approximately $210,000 which was $197,000 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was approximately .9 to 1.

NOTE 8 - PROFIT SHARING PLAN

GLH maintains a profit sharing plan (the "Plan") covering all employees. Company contributions to the plan shall be made at the discretion of the Board of Directors, and are based upon such factors as employee compensation and net income, as defined in the Plan. The Company also adopted an employee benefit plan that provides for salary deferrals under Section 401(k) of the Internal Revenue Code. Contributions by the Company, as employer, are at the discretion of management.

END